Exhibit 99.1

August 30, 2021
TO THE SHAREHOLDERS OF ENETI INC.
Enclosed is a notice of a special meeting (the “Meeting”) of the holders of common shares (the “Shareholders”) of Eneti Inc. (the “Company”), which will be held at the office of Scorpio Commercial Management S.A.M., Le Millenium, 9, Boulevard Charles III, Monaco MC 98000 on September 24, 2021 at 9:00 a.m. local time, the Company’s proxy statement and certain other related materials.  These materials may be found at http://www.edocumentview.com/NETI.
At the Meeting, Shareholders will consider and vote upon a proposal (the “Proposal”) to approve an amendment to the Company’s Amended and Restated Articles of Incorporation, as amended, to increase the aggregate number of shares of capital stock that the Company is authorized to issue to One Hundred Thirty-One Million Eight Hundred Seventy-Five Thousand (131,875,000), consisting of Eighty-One Million Eight Hundred Seventy-Five Thousand (81,875,000) common shares, par value US$0.01 per share, and Fifty Million (50,000,000) preferred shares, par value US$0.01 per share.
Provided that a quorum is present, adoption of the Proposal requires the affirmative vote of a majority of all outstanding shares entitled to attend and vote at the Meeting.  To constitute a quorum, there must be present either in person or by proxy shareholders of record holding at least one-third of the shares issued and outstanding and entitled to vote at the Meeting.  If less than a quorum is present, a majority of those shares present either in person or by proxy will have the power to adjourn the Meeting until a quorum is present.
You are cordially invited to attend the Meeting in person.  If you attend the Meeting, you may revoke your proxy and vote your shares in person.
WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING.  ACCORDINGLY, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  YOU CAN ALSO VOTE BY INTERNET AND TELEPHONE BY FOLLOWING THE INSTRUCTIONS ON YOUR PROXY CARD.  IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON.  ALL SHAREHOLDERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE MEETING.  IN ADDITION, IF YOUR SHARES ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE SHARES ON AUGUST 23, 2021.
ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF THE PROPOSAL PRESENTED IN THE PROXY STATEMENT.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.
Very truly yours, Emanuele Lauro Chairman and Chief Executive Officer

Monaco Le Millenium, 9, Boulevard Charles III, Monaco MC 98000 Tel: +377 9798 5715	New York 150 East 58th Street - New York, NY 10155, USA Tel: +1 646 432 1675
e-mail & website:
Investor.Relations@Eneti-Inc.com
www.eneti-inc.com

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
August 30, 2021
NOTICE IS HEREBY given that a special meeting (the “Meeting”) of the holders of common shares (the “Shareholders”) of Eneti Inc. (the “Company”) will be held on September 24, 2021 at 9:00 a.m. local time, at the office of Scorpio Commercial Management S.A.M., Le Millenium, 9, Boulevard Charles III, Monaco MC 98000 for the following purpose, which is more completely set forth in the accompanying proxy statement:
To consider and vote upon a proposal (the “Proposal”) to approve an amendment to the Company’s Amended and Restated Articles of Incorporation, as amended, to increase the aggregate number of shares of capital stock that the Company is authorized to issue to One Hundred Thirty-One Million Eight Hundred Seventy-Five Thousand (131,875,000), consisting of Eighty-One Million Eight Hundred Seventy-Five Thousand (81,875,000) common shares, par value US$0.01 per share, and Fifty Million (50,000,000) preferred shares, par value US$0.01 per share.
The board of directors has fixed the close of business on August 23, 2021 as the record date for the determination of the Shareholders entitled to receive this notice of Meeting and to vote at the Meeting or any adjournment thereof.
Shareholders of record holding at least one-third of the shares issued and outstanding and entitled to vote at the Meeting, who attend the Meeting in person or by proxy, shall be a quorum for the purposes of the Meeting.  If less than a quorum is present, a majority of those shares present either in person or by proxy will have the power to adjourn the Meeting until a quorum is present.
WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING.  ACCORDINGLY, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  YOU CAN ALSO VOTE BY INTERNET AND TELEPHONE BY FOLLOWING THE INSTRUCTIONS ON YOUR PROXY CARD.  IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON.  ALL SHAREHOLDERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE MEETING.  IN ADDITION, IF YOUR SHARES ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE SHARES ON AUGUST 23, 2021.
ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF THE PROPOSAL PRESENTED IN THE PROXY STATEMENT.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.
This notice of Meeting, the proxy statement and certain other related materials may be found at http://www.edocumentview.com/NETI.
August 30, 2021 Monaco	BY ORDER OF THE BOARD OF DIRECTORS Fan Yang Secretary

ENETI INC.
LE MILLENIUM, 9, BOULEVARD CHARLES III, MONACO MC 98000
_______________________
PROXY STATEMENT FOR SPECIAL
MEETING OF SHAREHOLDERS TO BE
HELD ON SEPTEMBER 24, 2021
_______________________
INFORMATION CONCERNING SOLICITATION AND VOTING
General
The enclosed proxy is solicited on behalf of the board of directors (the “Board”) of Eneti Inc., a Marshall Islands corporation (the “Company”), for use at the special meeting (the “Meeting”) of holders of common shares of the Company (the “Shareholders”) to be held at the office of Scorpio Commercial Management S.A.M., Le Millenium, 9, Boulevard Charles III, Monaco MC 98000 on September 24, 2021 at 9:00 a.m. local time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying notice of Meeting.  This proxy statement and the accompanying form of proxy are expected to be mailed to the Shareholders entitled to vote at the Meeting on or about August 30, 2021.  These materials may be found at http://www.edocumentview.com/NETI.
Voting Rights and Outstanding Shares
On August 23, 2021 (the “Record Date”), the Company had issued and outstanding 18,233,604 common shares, par value $0.01 per share.  Each Shareholder of record at the close of business on the Record Date is entitled to one vote for each of the Company’s common shares then held.  One or more Shareholders of record (in person or by proxy) holding at least one-third of the shares issued and outstanding and entitled to vote at the Meeting shall constitute a quorum for the purposes of the Meeting.  The Company’s common shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned signed without instructions will be voted FOR the proposal set forth on the notice of Meeting.
The Company’s common shares are listed on the New York Stock Exchange under the symbol “NETI.”
Revocability of Proxies
A Shareholder may revoke its proxy at any time before it is exercised.  A proxy may be revoked by filing with the Secretary of the Company at the Company’s principal executive office, Le Millenium, 9, Boulevard Charles III, Monaco MC 98000, a written notice of revocation by a duly executed proxy bearing a later date (not later than the Meeting date), or by attending the Meeting and voting in person.

PROPOSAL
APPROVAL OF AN AMENDMENT TO THE COMPANY’S
AMENDED AND RESTATED ARTICLES OF INCORPORATION, AS AMENDED, TO
INCREASE THE COMPANY’S AUTHORIZED SHARE CAPITAL
The Board has approved and is hereby soliciting Shareholder approval of an amendment to the Company’s Amended and Restated Articles of Incorporation, as amended, to increase the aggregate number of shares of capital stock that the Company is authorized to issue to One Hundred Thirty-One Million Eight Hundred Seventy-Five Thousand (131,875,000), consisting of Eighty-One Million Eight Hundred Seventy-Five Thousand (81,875,000) common shares, par value US$0.01 per share, and Fifty Million (50,000,000) preferred shares, par value US$0.01 per share (the “Amendment”).
Following the issuance of the Company’s common shares in connection with the acquisition of Atlantis Investorco Limited, the parent of Seajacks International Limited, the Board believes that it is in the best interest of the Company and its shareholders to increase its authorized share capital to allow the Company to pursue future equity issuances to raise capital to fund business opportunities or for general corporate purposes in a timely manner.  The Company currently has authorized Eighty-One Million Eight Hundred Seventy-Five Thousand (81,875,000) registered shares, of which Thirty-One Million Eight Hundred Seventy-Five Thousand (31,875,000) are designated common shares with a par value of One United States Cent (US$0.01) per share, and Fifty Million (50,000,000) are designated preferred shares with a par value of One United States Cent (US$0.01) per share.  As of the Record Date, the Company had issued and outstanding 18,233,604 common shares and 700,000 preferred shares.  The Company is not proposing any change in the number of shares of its authorized preferred shares.
While the Company has no specific plans to issue additional common shares, the Board believes it is in the best interest of the Company and its shareholders to have available sufficient shares for issuance at the discretion of the Board to fund future acquisitions, working capital and general corporate purposes.  If the authorized share capital is increased, no further Shareholder vote will be required to authorize such issuance.
If implemented, the Amendment will become effective as of the beginning of the business day after the filing of the Amendment with the Registrar of Corporations of the Republic of the Marshall Islands (the “Registrar”).  However, if at any time prior to the effectiveness of the filing of the Amendment with the Registrar, the Board determines that it would not be in the best interest of the Company and its shareholders to effect the Amendment, and notwithstanding the approval of the Amendment by the Shareholders, the Board may abandon the authorized share increase and the Amendment without further action by the Shareholders.
Required Vote.  Adoption of the Proposal requires the affirmative vote of a majority of the outstanding shares entitled to vote thereon.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE INCREASE IN THE COMPANY’S AUTHORIZED SHARE CAPITAL.  UNLESS REVOKED AS PROVIDED ABOVE, SIGNED PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION
The cost of preparing and soliciting proxies will be borne by the Company.  Solicitation will be made primarily by mail, but Shareholders may be solicited by telephone, e-mail, or personal contact.
ELECTRONIC DELIVERY
Shareholders can access documents related to the Meeting at: http://www.edocumentview.com/NETI.
EFFECT OF ABSTENTIONS
An “abstention” occurs when a Shareholder sends in a proxy with explicit instructions to decline to vote regarding a particular matter.  Abstentions are counted as present for purposes of determining a quorum.  However, abstentions will have the effect of voting AGAINST the Proposal.
OTHER MATTERS
No other matters are expected to be presented for action at the Meeting.  Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

August 30, 2021 Monaco	By Order of the Board Fan Yang Secretary

ENETI VOTE

Your vote matters – here's how to vote!

You may vote online or by phone instead of mailing this card.

Votes submitted electronically or by phone must be received by September 24, 2021 at 1:00 A.M., Central Standard Time.

Online
Go to **www.envisionreports.com/NETI** or scan the QR code — login details are located in the shaded bar below.

Phone
Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada.

Save paper, time and money! Sign up for electronic delivery at www.envisionreports.com/NETI

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Special Meeting Proxy Card

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

+

A Proposal — THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE PROPOSAL

B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

01DM +

03IBTB

Special Meeting Admission Ticket

Special Meeting of Shareholders of
Eneti Inc.

Upon arrival, please present this admission ticket and photo identification at the registration desk.

Small steps make an impact.

Help the environment by consenting to receive electronic delivery, sign up at www.envisionreports.com/NETI

▼ **IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.** ▼

Proxy — Eneti Inc.

Notice of Special Meeting of Shareholders

Office of Scorpio Commercial Management S.A.M., Le Millenium, 9 Boulevard Charles III, Monaco MC 98000
Proxy Solicited by Board of Directors for Special Meeting — September 24, 2021

The undersigned shareholder hereby appoints Emanuele A. Lauro and Fan Yang, and each of them individually, with the power to act without the other and with the full power of substitution, as proxies, and hereby authorizes them to represent the undersigned and to vote, as provided on the other side of this card, all of the shares of Eneti Inc. that the undersigned is entitled to vote at, and, in their discretion, to vote upon such other business as may properly come before the Special Meeting of Shareholders to be held at 9:00 a.m., local time, on September 24, 2021 at the Office of Scorpio Commercial Management S.A.M., Le Millenium, 9 Boulevard Charles III, Monaco MC 98000, or any postponement or adjournment thereof, with all powers which the undersigned would possess if present at the Meeting. THE SHARES REPRESENTED BY THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED HEREIN, OR IF NO SUCH DIRECTION IS INDICATED, WILL BE VOTED "FOR" THE PROPOSAL PRESENTED IN THE PROXY STATEMENT. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.

(Item to be voted appears on the reverse side.)

C Non-Voting Items

Change of Address — Please print new address below.

Comments — Please print your comments below.

Meeting Attendance
Mark box to the right if you plan to attend the Special Meeting. ☐